United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents

1. Audited consolidated financials statements and the notes thereto of Vale Overseas Limited for the years ended December 31, 2005, 2004 and 2003, together with the report of PricewaterhouseCoopers Auditores Independentes thereon.

2. Unaudited consolidated financials statements and the notes thereto of Vale Overseas Limited for the nine-month period ended September 30, 2006.

Signatures

Report of Independent Registered
Public Accounting Firm
To the Board of Directors
and Stockholders of Vale Overseas Limited
In our opinion, the accompanying balance sheets and the related statements of income and changes in retained earnings (accumulated losses) and of cash flows, present fairly, in all material respects, the financial position of Vale Overseas Limited (the “Company”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
/s/ PricewaterhouseCoopers
Auditores Independentes
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
November 7, 2006

1

Audited consolidated financials statements and the notes thereto of Vale Overseas Limited for the years ended December 31, 2005, 2004 and 2003
Vale Overseas Limited
Balance Sheets
For the year ended December 31
Expressed in thousands of United States dollars

	2005	2004
Assets

Current assets
Cash and cash equivalents	9	2
Advances to related parties
Itabira Rio Doce Ltd. — ITACO	824	824
Loans to related parties
Itabira Rio Doce Ltd. — ITACO	42,922	31,790
Deferred costs related to long term debt	2,579	2,498

	46,334	35,114

Other assets
Loans to related parties
Itabira Rio Doce Ltd. — ITACO	1,211,446	913,004
Deferred costs related to long term debt	31,613	13,692

	1,243,059	926,696

TOTAL	1,289,393	961,810

Liabilities and stockholders’ equity

Current liabilities
Advances from related parties
Rio Doce International Finance Ltd.	832	832
CVRD Overseas	2	2
Interest on long-term debt	42,922	31,790
Deferred income related to loans to related parties	2,579	2,498

	46,335	35,122

Long-term liabilities
Long-term debt	1,211,446	913,004
Deferred income related to loans to related parties	31,613	13,692

	1,243,059	926,696

Stockholders’ equity

Paid-in capital	1	1
Additional paid-in capital	21,942	21,942
Accumulated losses	(21,878)	(21,885)
Other cumulative comprehensive income
Cumulative translation adjustments	(66)	(66)

	(1)	(8)

TOTAL	1,289,393	961,810

2

Vale Overseas Limited
Statement of Income and Changes in Retained Earnings (Accumulated Losses)
For the years ended December 31
Expressed in thousands of United States dollars

	2005	2004	2003
Interest income	84,122	90,398	37,674
Interest expense	(84,112)	(90,399)	(37,675)
Loss on extinguishment of loan		(21,942)
Foreign exchange and monetary gains, net			1
General and administrative	(3)	(3)

Net income (loss) for the year	7	(21,946)

Retained earnings (accumulated losses):
Beginning of year	(21,885)	61	61
Net income (loss) for the year	7	(21,946)

End of year	(21,878)	(21,885)	61

See notes to financial statements.

3

Vale Overseas Limited
Statement of Cash Flows
For the years ended December 31
Expressed in thousands of United States dollars

	2005	2004	2003
Cash flows from operating activities:
Net income (loss) for the year	7	(21,946)
Adjustments to reconcile net income for the year with cash provided by (used in) operating activities:
Loss on extinguishment of debt		21,942
Foreign exchange losses	(1)		(1)

Decrease (increase) in assets:
Advances to related parties		(146)

Increase (decrease) in liabilities:
Advances from related parties		152

Net cash provided by operating activities	6	2	(1)

Effect of exchange rate changes on cash and cash equivalents	1

Increase in cash and cash equivalents	7	2	(1)
Cash and cash equivalents, beginning of year	2		1

Cash and cash equivalents, end of year	9	2

Interest paid	73,375	100,632	25,875

Non-cash transactions:
Long-term debt issued and passed through to related parties on the same date during 2005, in the amount of US$326,400 (US$492,785 in 2004).
Long-term debt repurchased and loss on extinguishment of debt via funds received on the same date from related parties in 2004, in the amounts of US$186,996 and US$21,942, respectively.
See notes to financial statements.

4

Vale Overseas Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)
1	The Company and its operations

Vale Overseas Limited (the “Company” or “we”), located in the Cayman Islands, was constituted in April, 2001 as a special-purpose wholly owned subsidiary of Companhia Vale do Rio Doce (CVRD) and operates principally as a finance company.

2	Summary of significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In preparing the financial statements, the use of estimates is required to account for certain assets, liabilities and transactions; actual results may vary from the estimates. Significant accounting practices are described below:

(a)	Basis of presentation

We adopt the functional currency of our parent company (Brazilian reais) as our functional currency, as we consider our operations as an extension of the parent company’s operations. Accordingly, we remeasured the U.S. dollar denominated assets, liabilities, income and expenses into reais at the transaction date exchange rates or using average period exchange rates.

Subsequently, we have translated all assets and liabilities from reais into U.S. dollars at the current exchange rate at each balance sheet date (R$ 2.3370 and R$ 2.6544 to US$ 1.00 at December 31, or the first exchange rate available, if unavailable on December 31), and all accounts in the statement of income at the average rates prevailing during the year. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in the stockholders’ equity.

(b)	Income and expenses

Income and expenses are recognized on the accrual basis.

(c)	Income tax

The Company’s operations are exempt from taxes in the Cayman Islands.

(d)	Deferred cost related to long-term debt

Costs related to long-term debt are expensed using the effective interest rate method, over the period of the respective Notes.

(e)	Statement of cash flows

Short-term investments that have a ready market and maturity to the Company, when purchased, of 90 days or less are considered cash equivalents.

3	Cash and cash equivalents

Cash and cash equivalents were all denominated in U.S. dollars and comprised short-term bank deposits. Cash proceeds from issuance of long-term debt were passed through to Itabira International Company (Itaco) immediately and are not presented in the cash flows from financing activities.

4	Long-term debt

5

Long-term debt consists of :
a)	US$ 111,446 (US$ 300,000 in 2003) — 8.625% enhanced guaranteed notes due March 8, 2007, unconditionally guaranteed by CVRD.

b)	US$ 300,000 (US$ 300,000 in 2003) — 9% enhanced guaranteed notes due August 8, 2013, unconditionally guaranteed by CVRD.

c)	US$ 500,000 — 8.25% enhanced guaranteed notes in January 2004 due January 17, 2034, unconditionally guaranteed by CVRD.

d)	US$ 300,000 — 7.65% enhanced guaranteed notes in October 2005 due October 27, 2034, unconditionally guaranteed by CVRD.
The loan contracts impose certain limitations on the Company with respect to the incurrence of liens, indebtedness and mergers.

In March 2002, the company issued and passed through to Itabira International Company (Itaco), a subsidiary of CVRD, on the same date, a US$ 300,000 8,625% enhanced guaranteed notes due March 8, 2007, unconditionally guaranteed by CVRD.

In December 2004, the Company commenced a cash tender offer for any and all of our US$ 300,000 aggregate principal amount outstanding 8.625% Enhanced Guaranteed Notes due 2007. As a result, the Company repurchased a total of US$186,996 of Enhanced Guaranteed Notes for which we paid of US$ 1,117.34 per US$ 1,000.00 principal amount plus accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date, for the notes accepted pursuant to the offer on the settlement date, which was December 17, 2004. The repurchase of these notes generated an extinguishment of debt loss of US$ 21,942 in 2004.

Simultaneously, an equal amount of the loan receivable from Itaco was extinguished and the resulting gain of US$ 21,942 was generated by this transaction under common control and eliminated through the creation of a capital contribution in the same amount.

On January 15, 2004, the Company issued a US$ 500 million bond maturing in 2034 raising US$ 492,785, net of direct issuance costs. The bonds carry a coupon of 8.25% a year with semiannual payment and a yield to maturity of 8.35%, at a spread of 336 basis points over 30-year US Treasuries. The bonds mature in January 2034. The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD. The guarantee will be “pari passu” to all obligations of CVRD of a similar nature.

On October 26, 2005, we issued notes of US$ 300 milion due 2034, bearing interest of 7.65% per year, which form a single series with the Company’s 8.25% Guaranteed Notes due 2034 (CVRD 2034) that were issued on January 15, 2004. The notes are unsecured and unsubordinated obligations of Company and are fully and unconditionally guaranteed by CVRD.

5	Other related party transactions

At December 31, 2005 the long term loan receivable of US$ 1,211,446 (US$ 913,004 in 2003) from Itaco has the same terms and maturities as the long-term debts obtained in the same amount.

6	Stockholders’ equity

The issued and authorized capital held exclusively by the immediate parent company CVRD is US$1, composed of 1,000 shares of US$1.00 each.

Additional paid-in capital is resulted from the elimination of the gain on extinguishment of a loan receivable from Itaco during 2004.

6

Unaudited consolidated financials statements and the notes thereto of Vale Overseas
Limited for the nine-month period ended September 30, 2006
Vale Overseas Limited
Condensed Balance Sheets
Expressed in thousands of United States dollars

	September 30,	December 31,
	2006	2005
Assets	(unaudited)

Current assets
Cash and cash equivalents	137	9
Advances to related parties
CVRD International S.A	824	824
Loans to related parties
CVRD International S.A	25,214	42,922
Deferred costs related to long-term debt	3,831	2,579

	30,006	46,334

Other assets
Loans to related parties
CVRD International S.A	2,031,861	1,211,446
Deferred costs related to long-term debt	52,602	31,613

	2,084,463	1,243,059

TOTAL	2,114,469	1,289,393

Liabilities and stockholders’ equity

Current liabilities
Advances from related parties
Rio Doce International Finance Ltd	—	832
CVRD International S.A	832	—
CVRD Overseas Ltd	2	2
Interest on long-term debt	25,214	42,922
Deferred income related to loans to related parties	3,831	2,579
Others	128	—

	30,007	46,335

Long-term liabilities
Long-term debt	2,031,861	1,211,446
Deferred income related to loans to related parties	52,602	31,613

	2,084,463	1,243,059

Stockholders’ equity

Paid-in capital	1	1
Additional paid-in capital (1)	54,462	21,942
Accumulated losses	(54,405)	(21,895)
Other cumulative comprehensive losses
Cumulative translation adjustments	(59)	(49)

	(1)	(1)

TOTAL	2,114,469	1,289,393

(1)	Resulting from de elimination of the gain on extinguishment of a loan receivable from CVRD International during 2006 and 2004.
See notes to condensed financial statements

Vale Overseas Limited
Condensed Statement of Results of Operations and Changes in Retained
Earnings (Accumulated Losses)
Expressed in thousands of United States dollars (Unaudited)
(except number of shares and for share amounts)

	Nine-month periods ended
	September 30,
	2006	2005

Interest income	113,206	58,477
Interest expense	(113,206)	(58,477)
Loss on extinguishment of loan	(32,520)	—

Net loss for the period	(32,520)	—

Retained earnings (accumulated losses):
Beginning of year	(21,885)	(21,885)
Net loss for the period	(32,520)	—

End of year	(54,405)	(21,885)

See notes to condensed financial statements

Vale Overseas Limited
Condensed Statement of Cash Flows
Expressed in thousands of United States dollars (Unaudited)

	Nine-month periods ended
	September 30,
	2006	2005
Cash flows from operating activities:
Net loss for the period	(32,520)	—
Adjustments to reconcile net income for the period with cash provided by (used in) operating activities:
Loss on extinguishment of debt	32,520	—

Decrease (increase) in assets:
Loans to related parties	17,708	19,511

Increase (decrease) in liabilities:
Interest on long-term debt	(17,580)	(19,500)

Net cash provided by operating activities	128	11

Effect of exchange rate changes on cash and cash equivalents	—	—
Increase in cash and cash equivalents	128	11
Cash and cash equivalents, beginning of period	9	2

Cash and cash equivalents, end of period	137	13

Interest paid	124,670	30,998
Non-cash transactions:
Long-term debt issued and passed through to related parties on the same date on January 2006, in the amount of US$ 996,100
Long-term debt repurchased and loss on extinguishment of debt via funds received on the same date from related parties on January 2006, in the amounts of US$ 175,585 and US$ 32,520, respectively.
See notes to condensed financial statements

Vale Overseas Limited
Notes to the Condensed Financial Statements (Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise stated)
1	The Company and its operations

Vale Overseas Limited (the “Company” or “we”), located in the Cayman Islands, was constituted in April, 2001 as a special-purpose wholly owned subsidiary of Companhia Vale do Rio Doce (CVRD) and operates principally as a finance company.

2	Summary of significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In preparing the financial statements, the use of estimates is required to account for certain assets, liabilities and transactions; actual results may vary from the estimates. Significant accounting practices are described below:

Our condensed interim financial information for the nine-month periods ended September 30, 2006 and September 30, 2005 is unaudited. However, in our opinion, such condensed financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the nine-month periods ended September 30, 2006 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006.

(a)	Basis of presentation

We adopt the functional currency of our parent company (Brazilian reais) as our functional currency, as we consider our operations as an extension of the parent company’s operations. Accordingly, we remeasured the U.S. dollar denominated assets, liabilities, income and expenses into reais at the transaction date exchange rates or using average period exchange rates.

Subsequently, we have translated all assets and liabilities from reais into U.S. dollars at the current exchange rate at each balance sheet date (R$ 2.1643 and R$ 2.1742 to US$ 1.00 at September 30, 2006 or the first exchange rate available when the, exchange rate on the last day of the period was not available), and all accounts in the statement of income at the average rates prevailing during the year. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in the stockholders’ equity.

(b)	Income and expenses

Income and expenses are recognized on the accrual basis.

(c)	Income tax

The Company’s operations are exempt from taxes in the Cayman Islands.

(d)	Deferred cost related to long-term debt

Costs related to long-term debt are expensed using the effective interest rate method, over the period of the respective Notes.

(e)	Statement of cash flows

Short-term investments that have a ready market and maturity to the Company, when purchased, of 90 days or less are considered cash equivalents.

3	Cash and cash equivalents

Cash and cash equivalents were all denominated in U.S. dollars and comprised short-term bank deposits. Cash proceeds from issuance of long-term debt were passed through to CVRD International S.A. immediately and are not presented in the cash flows from financing activities.

4	Long-term debt

Long-term debt consists of :
a)	US$ 111,446 (US$ 300,000 in 2003) — 8.625% enhanced guaranteed notes due March 8, 2007, unconditionally guaranteed by CVRD.

b)	US$ 124,415 (US$ 300,000 in 2003) — 9% enhanced guaranteed notes due August 8, 2013, unconditionally guaranteed by CVRD.

c)	US$ 496,000 — 8.25% enhanced guaranteed notes in January 2004 due January 17, 2034, unconditionally guaranteed by CVRD.

d)	US$ 300,000 — 8.25% enhanced guaranteed notes in November 2005 due January 17, 2034, unconditionally guaranteed by CVRD.

e)	US$ 1,000,000 — 6.25% enhanced guaranteed notes in January 2006 due January 11, 2016, unconditionally guaranteed by CVRD.
We and CVRD registered the long-term debt under the U.S. Securities Act of 1933 to be declared effective for an offer to exchange the notes for a new issue of registered notes and for resale.

The loan contracts impose certain limitations on the Company with respect to the incurrence of liens, indebtedness and mergers.

In March 2002, the company issued and passed through to CVRD International S.A, a subsidiary of CVRD, on the same date, a US$ 300,000 8,625% enhanced guaranteed notes due March 8, 2007, unconditionally guaranteed by CVRD.

In December 2004, the Company commenced a cash tender offer for any and all of our US$ 300,000 aggregate principal amount outstanding 8.625% Enhanced Guaranteed Notes due 2007. As a result, the Company repurchased a total of US$186,996 of Enhanced Guaranteed Notes for which we paid of US$ 1,117.34 per US$ 1,000.00 principal amount plus accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date, for the notes accepted pursuant to the offer on the settlement date, which was December 17, 2004. The repurchase of these notes generated an extinguishment of debt loss of US$ 21,942 in 2004.

Simultaneously, an equal amount of the loan receivable from CVRD International was extinguished and the resulting gain of US$ 21,942 was generated by this transaction under common control and eliminated through the creation of a capital contribution in the same amount.

On January 15, 2004, the Company issued a US$ 500,000 bond maturing in 2034 raising US$ 492,785, net of direct issuance costs. The bonds carry a coupon of 8.25% a year with semiannual payment and a yield to maturity of 8.35%, at a spread of 336 basis points over 30-year US Treasuries. The bonds mature in January 2034. The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD. The guarantee will be “pari passu” to all obligations of CVRD of a similar nature.

On October 26, 2005, we issued notes of US$ 300,000 due 2034, bearing interest of 7.65% per year, which form a single series with the Company’s 8.25% Guaranteed Notes due 2034 (CVRD 2034) that were issued on January 15, 2004. The notes are unsecured and unsubordinated obligations of Company and are fully and unconditionally guaranteed by CVRD.

On January 11, 2006, we issued notes of US$ 1,000,000 due 2016, bearing interest of 6.25% per year. The notes are unsecured and unsubordinated obligations of Company and are fully and unconditionally guaranteed by CVRD.

In January 2006, the Company commenced a cash tender offer for any and all of our US$ 300,000 aggregate principal amount outstanding 9% Enhanced Guaranteed Notes due 2013. As a result, the Company repurchased a total of US$ 175,585 of Enhanced Guaranteed Notes for which we paid of US$ 1,185.21 per US$ 1,000,00 principal amount plus accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date, for the notes accepted pursuant to the offer on the settlement date, which was January 13, 2006. The repurchase of these notes generated an extinguishment of debt loss of US$ 32,520 in 2006.

Simultaneously, an equal amount of the loan receivable from CVRD International was extinguished and the resulting gain of US$ 32,520 was generated by this transaction under common control and eliminated through the creation of a capital contribution in the same amount.

5	Other related party transactions

At September 30, 2006 the long term loan receivable of US$ 2,031,861 (US$ 1,211,446 in December 31, 2005) from CVRD International S.A. has the same terms and maturities as the long-term debts were obtained in the same amount.

6	Stockholders’ equity

The issued and authorized capital held exclusively by the immediate parent company CVRD is US$1, composed of 1,000 shares of US$1.00 each.

Additional paid-in capital is resulted from the elimination of the gain on extinguishment of a loan receivable from CVRD International during 2006 and 2004.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: November 13, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer